PRAXIS FUNDS

Distribution and Service Plan

May 15, 2026

WHEREAS, Praxis Funds (the “Trust”) is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, the Trust’s Board of Trustees has divided the Trust’s shares into series and may create additional series and classes from time to time;

WHEREAS, the Trust has established shares of beneficial interest (the “Shares”) with respect to that separate series of the Trust listed on Appendix A (each, a “Fund”);

WHEREAS, the Trust has entered into a written Distribution Agreement (the “Agreement”) with the Fund’s principal underwriter (the “Distributor”), pursuant to which the Distributor will act as the distributor with respect to the creation and distribution of Creation Unit size aggregations of Shares as described in the Fund’s registration statement (“Creation Units”) of the Fund;

WHEREAS, the Trust desires to adopt this Distribution and Service Plan (the “Plan”) pursuant to Rule 12b-1 under the Act;

WHEREAS, the Board of Trustees of the Trust has determined that there is a reasonable likelihood that adoption of the Plan will benefit the Fund and its shareholders.

NOW, THEREFORE, the Trust, on behalf of the Fund, hereby adopts the Plan on the following terms and conditions:

1.	The Plan.

(a)	The Trust, on behalf of the Fund, is authorized to compensate the Distributor for amounts expended to finance any activity primarily intended to result in the sale of Creation Units of the Fund or the provision of investor services. The amount of such compensation paid during any one year shall not exceed 0.25% of the average daily net assets of the Fund. Such compensation shall be calculated and accrued daily and payable monthly or at such other intervals as the Board of Trustees may determine.

(b)	Services and expenses for which the Distributor may be compensated include, without limitation: (i) marketing and promotional services including advertising; (ii) providing facilities to answer questions from prospective investors about the Fund; (iii) receiving and answering correspondence or responding to shareholder inquiries, including requests for prospectuses and statements of additional information; (iv) preparing, printing and delivering prospectuses and shareholder reports to prospective shareholders; (v) complying with federal and state securities laws pertaining to the sale of Shares; and (vi) such other services and obligations as are set forth in the Agreement. The Distributor may use all or any portion of the amount received pursuant to this Plan to compensate securities dealers or other persons to the extent permitted under applicable law for providing distribution assistance, including broker-dealer and shareholder support and educational and promotional services, pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized under this paragraph.

(c)	Appropriate adjustments to payments made pursuant to clause (a) of this paragraph 1 shall be made whenever necessary to ensure that no payment is made by the Trust on behalf of a Fund in excess of limits imposed by applicable laws or regulations, including rules of the Financial Industry Regulatory Authority, Inc.

(d)	The payment of fees to the Distributor is subject to compliance by the Distributor with the terms of the Agreement.

2.	General Provisions.

(a)	This Plan shall not take effect until the Plan, together with any related agreement, has been approved by votes of a majority of both (a) the Board of Trustees of the Trust; and (b) those Trustees of the Trust who are not “interested persons” of the Trust (as defined by the Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “Independent Trustees”) cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and any related agreements.

(b)	This Plan shall remain in effect until one year from the date of this Plan set forth above, and shall continue in effect thereafter so long as such continuance is specifically approved at least annually in the manner provided in paragraph 2(a).

(c)	The Distributor shall provide to the Board of Trustees of the Trust and the Board shall review, at least quarterly, a written report of services and expenses provided or incurred under this Plan, and the purposes for which such services were performed and expenses were incurred.

(d)	This Plan will terminate automatically in the event of its assignment (as defined in the Act). In addition, this Plan may be terminated at any time by a vote of a majority of the Independent Trustees or by vote of a majority of the outstanding Shares of the Fund.

(e)	This Plan may not be amended to increase materially the amount of compensation payable pursuant to paragraph 1 unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding Shares of the Fund. No material amendment to this Plan shall be made unless approved in the manner provided in paragraph 2(a).

(f)	While this Plan is in effect, the selection and nomination of the Trustees who are not interested persons (as defined in the Act) of the Trust shall be committed to the discretion of the Trustees who are not such interested persons.

(g)	The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 2(c), for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

(h)	The obligations of the Trust and the Fund hereunder are not personally binding upon, nor shall resort be had to the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust. No series of the Trust shall be responsible for the obligations of any other series of the Trust.

IN WITNESS WHEREOF, the Trust has adopted this Plan as of the day and year first above written.

PRAXIS FUNDS

By:	/s/ Chad M. Horning
Name:	Chad M. Horning
Title:	President of the Trust

Appendix A

Praxis Impact International ETF